EXHIBIT 12.1

Statement Regarding Computation of Ratio of Earnings to Fixed Charges

	Years Ended December 31,
	2004	2003	2002	2001	2000
	(Dollars in millions)
Earnings calculation:

Income before income taxes	$292.0	$239.8	$172.0	$164.5	$141.1
Fixed charges	100.1	98.0	83.0	83.0	94.8

Earnings	$392.1	$337.8	$255.0	$247.5	$235.9

Fixed charges calculation:

Interest expense excluding senior note	$1.1	$0.9	$1.3	$1.2	$1.9
Amortization of senior note	17.5	17.5	4.6	—	—
Interest credited	76.5	75.0	72.9	78.7	90.4
Portion of rental expense representing an interest factor (1)	5.0	4.6	4.2	3.1	2.5

Total fixed charges	$100.1	$98.0	$83.0	$83.0	$94.8

Ratio of earnings to fixed charges	3.9x	3.4x	3.1x	3.0x	2.5x

(1)	Interest portion of operating leases is assumed to be 28 percent.